SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

PMFG, Inc.
 (Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

69345P103
(CUSIP Number)

CANNELL CAPITAL LLC
P.O. BOX 3459
150 East Hansen Avenue
Jackson, WY 83001-3459

JOHN J. ALTORELLI
PATRICK B. COSTELLO
1251 Avenue of the Americas
New York, NY 10020
(212) 335-4500

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS CANNELL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WYOMING
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,294
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,115,294
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS J. CARLO CANNELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,115,294
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,115,294
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS DILIP SINGH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ALFRED JOHN KNAPP, JR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS CHARLES M. GILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS MARK D. STOLPER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS JOHN M. CLIMACO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS KENNETH H. SHUBIN STEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUM NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2014 (as amended, the “Schedule 13D”).  Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.01 per share (the “Shares”), of PMFG, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Cannell Capital LLC, a Wyoming limited liability company (“Cannell Capital”);

(ii)	J. Carlo Cannell;

(iii)	Dilip Singh;

(iv)	Alfred John Knapp, Jr.;

(v)	Charles M. Gillman;

(vi)	Mark D. Stolper;

(vii)	John M. Climaco; and

(viii)	Kenneth H. Shubin Stein.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Cannell Capital and J. Carlo Cannell is PO Box 3459, 150 East Hansen Avenue, Jackson, WY 83001-3459. The principal address of Mr. Dilip Singh is 333 NE 21st Avenue, Suite 1110 Deerfield Beach, FL 33441.  The address of the principal office of Mr. Alfred John Knapp, Jr. is 919 Milam Street, Suite 1900, Houston, TX 77002. The address of the principal office of Mr. Charles M. Gillman is 9330 S. Lakewood Ave., Tulsa, OK 74137.  The address of the principal office of Mr. Mark D. Stolper is 1510 Cotner Ave., Los Angeles, CA 90025.  The address of the principal office of Mr. John M. Climaco is PO Box 326, Park City, UT 84060.  The address of the principal office of Mr. Kenneth H. Shubin Stein is 1995 Broadway, Suite 1801, New York, NY  10023

(c)           The principal business of Cannell Capital is investment management and advisory services.  The principal business of Mr. Cannell is the performance of investment management and advisory services  The principal business of Mr. Singh is serving as the general partner of Value Generation Capital Fund LP.  The principal business of Mr. Knapp is serving as President of Andover Group, a Texas corporation whose principal business is real estate development and management.  The principal business of Mr. Gillman is serving as manager of IDWR, LLC, an Oklahoma limited liability company, whose principal business is managing the capital of family offices. The principal business of Mr. Stolper is serving as the Executive Vice President and Chief Financial Officer of RadNet, Inc.  The principal business of Mr. Climaco is serving as a business consultant.  The principal business of Mr. Shubin Stein is serving as the founder and portfolio manager of Spencer Capital Management, LLC, a Delaware limited liability company whose principal business is investment management.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Cannell,  Singh, Knapp, Gillman, Stolper, Climaco and Shubin Stein is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Cannell Capital were purchased using working capital of each of the following entities (collectively, the “Cannell Investment Vehicles”) as follows:

•	Tristan Partners, L.P.: $4,538,711.69
•	Tristan Offshore Fund, Ltd.: $2,204,366.40
•	Cannell Capital Separately Managed Accounts: $428,077.06
•	The Cannell Investment Vehicles have invested an aggregate amount of approximately $7,171,155.19 in the Shares.

The Shares purchased by Mr. Singh were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,000 Shares owned directly by Mr. Singh is approximately $5,168.05, including brokerage commissions.

The Shares purchased by Mr. Gillman were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 21,500 Shares owned directly by Mr. Gillman is approximately $123,084.70, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On May 28, 2014, the Reporting Persons entered into an Agreement, as further described in Item 6 below, pursuant to which they formed a group for the purpose of seeking the election of two director candidates to the board of directors of the Issuer (the “Board”) at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”). The two director candidates are Charles M. Gillman and Kenneth H. Shubin Stein (the “Nominees”).

On June 2, 2014,  Tristan Partners, L.P., an investment vehicle managed by Cannell Capital, delivered a letter to the Issuer nominating the Nominees for election to the Board at the 2014 Annual Meeting.

The Reporting Persons intend to engage in discussions with management and the Board regarding the nomination and election of directors at the 2014 Annual Meeting and the composition of the Board, generally, as well as ways to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation and in addition to the actions outlined above, continuing to engage in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,094,530 Shares outstanding, as of May 1, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2014.

A.	Cannell Capital

(a)
Cannell Capital, as investment advisor to the Cannell Investment Vehicles, may be deemed to beneficially own the Shares directly owned by the Cannell Investment Vehicles.  As of the close of business on the date hereof, Cannell Capital may be deemed to beneficially own the 1,115,294 Shares owned directly by the Cannell Investment Vehicles.

Percentage: 5.28%

(b)	1. Sole power to vote or direct vote: 1,115,294
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,115,294
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Cannell Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	J. Carlo Cannell

(a)	Mr. Cannell as the Managing Member of the Cannell Capital may be deemed to beneficially own the 1,115,294 Shares owned by the Cannell Investment Vehicles.

(b)	1. Sole power to vote or direct vote: 1,115,294
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,115,294
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Cannell has not entered into any transactions in the Shares during the past sixty days apart from those set forth in Schedule A made on behalf of Cannell Capital in Mr. Cannell’s capacity as Managing Member.

C.	Dilip Singh

(a)	As of the close of business as of the date hereof, Mr. Singh directly owned 1,000 Shares jointly wife his wife, Sirtaj Singh.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,000

(c)	The transactions in the Shares by Mr. Singh during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Charles M. Gillman

(a)
As of the close of business on the date hereof, Mr. Gillman directly owned 20,000 Shares jointly with his wife, Elizabeth Kopple.  In addition, Elizabeth Kopple beneficially owns 1,500 Shares and, as such, Mr. Gillman may be deemed to be the beneficial owner of such 1,500 Shares.2

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 21,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 21,500

1  Ms. Kopple is not a Reporting Person under this Schedule 13D and will not participate with the Reporting Persons in its discussions with the management and the Board regarding the nomination and election of directors at the 2014 Annual Meeting.

(c)	The transactions in the Shares by Mr. Gillman during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Alfred John Knapp, Jr., Mark D. Stolper, John M. Climaco and Kenneth H. Shubin Stein

(a)	As of the close of business on the date hereof, none of Messrs. Knapp, Stolper, Climaco or Shubin Stein own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Knapp, Stolper, Climaco or Shubin Stein has entered into any transactions in the Shares during the past sixty days.

An aggregate of 1,137,794 Shares, constituting approximately 5.39% of the Shares outstanding, are reported in this Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 28, 2014, the Reporting Persons entered into an Agreement in which, among other things, the Reporting Persons agreed (a) to form a group for the purpose of seeking representation on the Board at the 2014 Annual Meeting and taking all other actions to achieve the foregoing, and (b) to jointly solicit proxies for the election of the Nominees.  A copy of this Agreement is attached as Exhibit 99.1 and is incorporated herein by reference.

On June 4, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement by and among Cannell Capital LLC, Dilip Singh, Alfred John Knapp, Jr., Charles M. Gillman, Mark D. Stolper, John M. Climaco and Kenneth H. Shubin Stein, dated as of May 28, 2014.

99.2
Joint Filing Agreement by and among Cannell Capital LLC, J. Carlo Cannell, Dilip Singh, Alfred John Knapp, Jr., Charles M. Gillman, Mark D. Stolper, John M. Climaco and Kenneth H. Shubin Stein, dated as of June 4, 2014.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 4, 2014

CANNELL CAPITAL LLC

By:	/s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

/s/ J. Carlo Cannell
J. Carlo Cannell

/s/ Dilip Singh
Dilip Singh

/s/ Alfred John Knapp, Jr.
Alfred John Knapp, Jr.

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Mark D. Stolper
Mark D. Stolper

/s/ John M. Climaco
John M. Climaco

/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

CANNELL CAPITAL
3,331 (TRISTAN OFFSHORE FUND)	$6.93	3/24/2014
5,080 (TRISTAN PARTNERS, L.P.)	$6.93	3/24/2014
2,308 (TRISTAN OFFSHORE FUND)	$5.21	4/28/2014
4,831 (TRISTAN PARTNERS, L.P.)	$5.21	4/28/2014
12,932 (TRISTAN OFFSHORE FUND)	$5.22	4/29/2014
2,004 (TRISTAN OFFSHORE FUND)	$5.29	4/29/2014
27,068 (TRISTAN PARTNERS, L.P.)	$5.22	4/29/2014
4,196 (TRISTAN PARTNERS, L.P.)	$5.29	4/29/2014
96 (TRISTAN OFFSHORE FUND)	$5.51	5/1/2014
204 (TRISTAN PARTNERS, L.P.)	$5.51	5/1/2014
1,298 (TRISTAN OFFSHORE FUND)	$5.60	5/2/2014
2,718 (TRISTAN PARTNERS, L.P.)	$5.60	5/2/2014
1,228 (TRISTAN OFFSHORE FUND)	$5.66	5/5/2014
2,572 (TRISTAN PARTNERS, L.P.)	$5.66	5/5/2014
3,155 (TRISTAN OFFSHORE FUND)	$5.68	5/6/2014
6,604 (TRISTAN PARTNERS, L.P.)	$5.68	5/6/2014
2,085 (TRISTAN OFFSHORE FUND)	$5.65	5/7/2014
4,366 (TRISTAN PARTNERS, L.P.)	$5.65	5/7/2014
26,288 (TRISTAN OFFSHORE FUND)	$5.20	5/8/2014
18 (TRISTAN OFFSHORE FUND)	$5.17	5/8/2014
55,012 (TRISTAN PARTNERS, L.P.)	$5.20	5/8/2014
35 (TRISTAN PARTNERS, L.P.)	$5.17	5/8/2014
40,000 (TRISTAN PARTNERS, L.P.)	$4.45	5/9/2014
1,157 (TRISTAN OFFSHORE FUND)	$4.62	5/12/2014
1,941 (TRISTAN PARTNERS, L.P.)	$4.62	5/12/2014
5,331 (TRISTAN OFFSHORE FUND)	$4.69	5/13/2014
8,940 (TRISTAN PARTNERS, L.P.)	$4.69	5/13/2014
13,076 (TRISTAN OFFSHORE FUND)	$4.46	5/14/2014
21,924 (TRISTAN PARTNERS, L.P.)	$4.46	5/14/2014
7,472 (TRISTAN OFFSHORE FUND)	$4.41	5/15/2014
12,528 (TRISTAN PARTNERS, L.P.)	$4.41	5/15/2014
3,619 (TRISTAN OFFSHORE FUND)	$4.29	5/16/2014
6,068 (TRISTAN PARTNERS, L.P.)	$4.29	5/16/2014
186 (TRISTAN OFFSHORE FUND)	$4.30	5/19/2014
314 (TRISTAN PARTNERS, L.P.)	$4.30	5/19/2014
13,181 (TRISTAN PARTNERS, L.P.)	$4.17	5/20/2014
7,866 (TRISTAN OFFSHORE FUND)	$4.17	5/20/2014

DILIP SINGH
1,000	$5.16	05/08/2014

CHARLES M. GILLMAN
500*	$5.64	05/02/2014
20,000	$5.78	05/05/2014
1,000*	$4.67	05/09/2014

*Represents Shares purchased and held solely by Mr. Gillman’s wife, Elizabeth L. Kopple. Mr. Gillman may be deemed to beneficially own such Shares. Ms. Kopple is not a Reporting Person under this Schedule 13D and will not participate with the Reporting Persons in its discussions with the management and the Board regarding the nomination and election of directors at the 2014 Annual Meeting.

Exhibit 99.1

Agreement

WHEREAS, certain of the undersigned are stockholders or potential board nominees or potential stockholders of PMFG, Inc. (the “Company”);

WHEREAS, each of Cannell Capital LLC (“CC LLC”), Dilip Singh, John Knapp, Mark Stolper, John Climaco, Kenneth Shubin Stein, and Charles Gillman wish to form a group for the purpose of improving the governance of the Company and to take such other actions as may be desirable to enhance stockholder value.

NOW, IT IS AGREED, this day by the parties hereto:

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Each of the undersigned agrees to form the Group for the purpose of (i) seeking changes to corporate governance of the Company to bring the Company in line with current best practices, (ii) taking such other actions as the parties deem advisable in order to enhance stockholder value, and (iii) taking all other action necessary or advisable to achieve the foregoing, including managing a contested proxy solicitation for the 2014 election.

Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

A third party (“the Filing Consultant”) to be contracted by the Group shall be responsible for the preparation of all Schedule 13D filings and amendments thereto, as well as the filing of such documents with the SEC following consultation and, and upon prior approval of, each party hereto or their authorized representative. The Filing Consultant will provide drafts of all proposed Schedule 13D filings to all members of the Group at least 24 hours prior to the filing.

Upon request, all members of the Group agree to provide the Filing Consultant, within 24 hours’ notice, their current holdings of all securities issued by the Company and any purchases or sales thereof during the last 60 days. Such data are to be provided to the Filing Consultant, electronically and with regards to any transaction data, will include the transaction price, share count, and name of the beneficial owner.

So long as this Agreement is in effect, each of the undersigned shall provide written notice to the Filing Consultant, of (i) any purchases or sales of securities of the Company by themselves or by any “Affiliate” or “Associate” as defined in Rule 12b2 under the Exchange Act; or (ii) any securities of the Company over which they or any “Affiliate” or “Associate” acquire or dispose of beneficial ownership for purposes of Section 13(d) of the Exchange Act. Notice shall be given no later than one business day following such purchase or sale.

All expenses, including but not limited to the retention of the Filing Consultant, the expense of preparing a detailed and lengthy PowerPoint presentation, the expense of releasing short sections of the PowerPoint presentation to news services, and the expenses of preparing and soliciting a proxy for the 2014 election, will be split between CC LLC and Charles Gillman, with 25% of the expenses to be paid by CC LLC and 75% of the expenses to be paid by Charles Gillman and his various affiliates. Examples of allowable expenses are postage costs, legal and filing fees, fees related to document preparation, fees charged by SEC for filings, fees charged by newswires for press releases, and the cost of counsel related to the Group’s activities. Examples of items that are not expenses are travel and entertainment for any member of the Group or employee thereof, and salary or wages for any member of the Group or employee thereof.

Each of the undersigned agrees that any promulgation, including but not limited to a SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth above shall be first approved by each party hereto, or its representatives, approval of which shall not be unreasonably withheld. Dilip Singh shall be the spokesman for the group with regard to all communications with the Company, the press, other stockholders and/or other parties relating to the Group, provided, however, that the general content of all such statements and the recipient(s) of such statements shall be subject to the prior approval of the other parties or their authorized representatives.

The relationship of the parties hereto shall be limited to carrying on such business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed or authorize any party to act as an agent for the other party, to bind the other party, or to create a joint venture or partnership. Nothing herein shall restrict any party’s right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such purchases and sales are made in compliance with all applicable securities laws. In addition, nothing herein shall restrict any party’s right to vote securities of the Company in accordance with his/its respective duties and obligations.

Each of the parties hereto acknowledges and agrees that he/it does not have any voting or investment power over, or pecuniary interest in, the shares of the Company held by any other party to this Agreement, except as disclosed in any Schedule 13D filings.

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

Any party hereto may terminate his obligations under this Agreement on 24 hours’ written notice delivered to all other parties. Written notice may take the form of letter, electronic email, or facsimile. The receipt of a so-called ‘read receipt’ message from an associated with an outbound electronic e-mail or the signed acceptance of registered or courier-delivered mail shall suffice as acknowledgement of such notice.

Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

Each of the undersigned parties represents and warrants that, except as set forth in the Group’s Schedule 13D filing, neither such party nor any “Affiliate” or “Associate” of such party has direct or indirect beneficial ownership of any shares of common stock or other securities of the Company.

Agreed:

CANNELL CAPITAL LLC

By:	/s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

/s/ Dilip Singh
Dilip Singh

/s/ Alfred John Knapp, Jr.
Alfred John Knapp, Jr.

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Mark D. Stolper
Mark D. Stolper

/s/ John M. Climaco
John M. Climaco

/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein

Exhibit 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to securities of PMFG, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

June 4, 2014

CANNELL CAPITAL LLC

By:	/s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

/s/ J. Carlo Cannell
J. Carlo Cannell

/s/ Dilip Singh
Dilip Singh

/s/ Alfred John Knapp, Jr.
Alfred John Knapp, Jr.

/s/ Charles M. Gillman
Charles M. Gillman

/s/ Mark D. Stolper
Mark D. Stolper

/s/ John M. Climaco
John M. Climaco

/s/ Kenneth H. Shubin Stein
Kenneth H. Shubin Stein